SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1	Press release dated February 16, 2006	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

PRESS RELEASE
16 February 2006
Eksportfinans 2005:
Substantial increase in demand for financing of maritime projects
In 2005, Eksportfinans saw a great increase in the demand for financing of ship-building, ships’ gear and equipment for the oil and gas sector. The Norwegian export industry has experienced a very positive development in 2005, and Eksportfinans order intake for export related loans increased from NOK 7.1 billion to NOK 27.3 billion during 2005.
In total the Eksportfinans Group disbursed NOK 22.4 billion in new loans in 2005, with an equal distribution between export loans and loans to the local government sector. Total outstanding loans for the Group increased by NOK 13.3 billion in 2005, to a total of NOK 81.4 billion. Of this, NOK 51.7 billion was financing to the local government sector through Eksportfinans’ subsidiary Kommunekreditt Norge AS.
The Group’s operating income after tax in 2005 came to NOK 128 million, which was NOK 91 million down on the 2004 figures. The reasons for this reduction, in addition to the change process, are the lower margins on lending and liquidity placements, as well as the fact that the Group had high unrealized gains on securities in 2004.
The results were also lower than normal due to costs related to the successful change process that Eksportfinans carried out in 2005 in order to become more efficient and market oriented. Considerable investments in new IT systems have formed the basis for simplification of work processes. This induced among other things that the number of man-years in the Group was reduced from 104 to 90 during 2005 through voluntary severance payment solutions.
Eksportfinans issued one Strategic Global Benchmark transaction in 2005. The loan, which was launched in November, was for USD 1 billion with a three year tenor. The transaction achieved a much better price in the market than previous similar bonds issued by Eksportfinans.
President and CEO of Eksportfinans ASA, Tor F. Johansen, says in a statement: ”2005 has been a year out of the ordinary for Eksportfinans. Substantial internal changes in addition to pressure on margins on lending and placements of assets have contributed to the results for Eksportfinans being lower than normal in 2005. However, with a good order situation and a trimmed organization we now have a sound platform for future profitable growth.”
The fourth quarter report for the Group is available on www.eksportfinans.no.

Key figures for Eksportfinans:

(Figures in NOK)	2005	2004
New export lending	11.2 billion	12.2 billion
New municipal lending	11.2 billion	13.1 billion
New borrowings	45.1 billion	33.6 billion
Balance sheet	135.9 billion	109.4 billion
Capital adequacy	13.1%	17.1%
Operating result after tax	128 billion	219 million
Losses on lending	0	0
For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone +47 95 12 33 95
e-mail tfj@eksportfinans.no
or
Head of Information Elise Lindbæk, telephone +47 22 01 22 64, mobile phone +47 90 51 82 50
e-mail el@eksportfinans.no